333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

April 1, 2021

Ms. Nudrat Salik

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Aveanna Healthcare Holdings, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted February 1, 2021

CIK No. 0001832332

Dear Ms. Salik:

On behalf of our client, Aveanna Healthcare Holdings Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated February 23, 2021, with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), CIK No. 0001832332, submitted to the Staff on February 1, 20201.

We have revised the Draft Registration Statement in response to the Staff’s comments, and the Company is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Industry and Market Data, page iv

1.

We note your response to prior comment 1. Please either delete the statement that you “have not independently verified the accuracy of this information” or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has deleted the statement from page iv of the Registration Statement.

Aveanna Healthcare Holdings, Inc.

April 1, 2021

Prospectus Summary, page 1

2.

We note your response to prior comment 2. Your summary should provide a brief and balanced discussion of the most material aspects of your company and your offering. Your disclosure still appears too detailed for the summary or repeats information in the Business section. For example, consider revising the extensive discussion regarding your competitive strengths, business and market growth. To the extent you retain this disclosure, provide an equally prominent discussion of the risks and obstacles you face. This discussion should provide the same levels of detail that the sections titled “Our ‘Everyone Wins’ Contribution to the Healthcare Ecosystem” and “Our Competitive Strengths” and should immediately follow the discussion of your competitive strengths.

The Company respectfully acknowledges the Staff’s comment and confirms it has further revised disclosure in the prospectus summary to reduce the amount of detail and repetitive disclosure and focus on the most material aspects of the Company’s business and initial public offering. Additionally, the Company has revised disclosure in the prospectus summary to provide equal prominence to the risks, challenges and costs associated with the Company’s business and revenue growth.

3.	We note your response to prior comment 3. Please also remove statements that you are “the market leader” across 23 states or provide the basis for such statements.

In response to the Staff’s comment, the Company has deleted the statement from pages 9 and 134 of the Registration Statement.

4.	We note your response to prior comment 4. Please revise to clarify, if true, that you commissioned the third party research from Marwood Group referenced in the prospectus.

The Company respectfully acknowledges the Staff’s comment and confirms that it has commissioned the third party research report from Marwood Group referenced in the prospectus and, on page 6 of the Registration Statement, has made note of commissioning such report. The Company has filed the consent of Marwood Group as an exhibit to the Registration Statement.

Recent Acquisitions, page 12

5.

We note your response to prior comment 6. It is not appropriate to present revenues without also presenting the related expenses or profitability of each company. To the extent you continue to disclose the acquired company’s annual revenues, please also include the requested disclosure, which will assist investors in considering the revenues in context.

Aveanna Healthcare Holdings, Inc.

April 1, 2021

The Company respectfully acknowledges the Staff’s comment and confirms it has revised the disclosure on pages 10 and 82 of the Registration Statement to include both revenue and operating income for each of the acquired companies.

Results of Operations, page 89

6.

Your disclosures regarding field contribution on page 100 indicate that you consider operating income (loss) to be the most directly comparable GAAP measure. We remind you that you should present the most directly comparable GAAP measure with equal or greater prominence. In this regard, we note that you present field contribution without presenting operating income (loss) with equal or greater prominence on page 89. In addition, you provide a discussion and analysis of field contribution on page 95 without a similar discussion and analysis of operating income (loss) in a location with equal or greater prominence. Please revise your disclosures as necessary throughout the filing to ensure that you are giving equal or greater prominence to operating income (loss). Please refer to Item 10(e) of Regulation S-K and Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and considered Item 10(e) of Regulation S-K and Question 102.10 of the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company has revised pages 88 and 96 of the Registration Statement to include a line for “Operating income (loss)” in the tabular disclosure. The Company respectfully advises the Staff that the Company has included a discussion on Operating income (loss) on pages 89 and 97 of the Registration Statement and has revised its disclosure to present this discussion with greater prominence than the discussion of field contribution.

Non-GAAP Financial Measures

Adjusted EBITDA, page 98

7.	We note your response to comment 12. Please address the following:

•	In a similar manner to your response, please clarify that sponsor fees will no longer be incurred subsequent to your initial public offering;

•

Please help us better understand why costs to comply with a subpoena related to nurse wages and hiring activities in certain markets are not necessary and related to the ongoing operation of your business. Please also tell us the amount of these costs included for each period presented;

•

Note 5(d) on page 22 refers to a table for a further description of your annual legal costs and settlements associated with acquisition matters. Please clarify in your disclosures the page number where this table has been provided; and

•

In regard to incremental compensation costs, incremental PPE costs, and costs of remote workforce enablement, please help us better understand the nature of these costs and why you do not expect them to become part of your normal operations.

Aveanna Healthcare Holdings, Inc.

April 1, 2021

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has clarified disclosure on pages 19 and 103 of the Registration Statement related to Sponsor fees to explain why these fees will no longer be incurred subsequent to the Company’s initial public offering. Additionally, the Company has revised Note 5(e) (formerly Note 5(d) in the Draft Registration Statement) on pages 20 and 103 of the Registration Statement to remove the reference to the table and include the amount of costs incurred for each period related to the Department of Justice subpoena.

The Company respectfully acknowledges the Staff’s comment regarding specific adjustments made in determining Adjusted EBITDA and respectfully advises the Staff that the Company has updated its disclosure, as discussed above, and describes the rationale for including each adjustment the Staff cited below:

Subpoena related to nurse wages and hiring activities in certain markets

The Company does not believe costs to comply with the Department of Justice’s subpeona related to nurse wages and hiring activities in certain markets relate to the ongoing operation of the Company’s business. While the Company, in the ordinary course of business, hires nurses and pays wages, the subpoena related specifically to an issue that arose as a result of the contemplated 2019 Transaction. The Company believes it has complied with applicable local and federal laws pertaining to the subpoena and that the costs associated therewith were not part of its core operating results. The amounts associated with the subpoena were $3.0 million, $1.1 million and $0 million in fiscal years 2020, 2019, and 2018, respectively.

Incremental compensation costs:

Incremental compensation costs relate to:

•

Incentivizing the Company’s nurses and other caregivers through temporary Hero Pay bonus programs and overtime to continue providing services to patients despite broad concerns of physical patient contact and other close person to person proximity during the COVID-19 pandemic;

•

Providing the Company’s caregivers with temporary COVID-19 relief pay when the caregivers were unable to work due to mandatory clinic closures, mandatory quarantines, circumstances involving exposure to COVID-19, or other COVID-19 related circumstances preventing caregivers from working; and

•	Compensating the Company’s caregivers for lost time and incidental expenses incurred in connection with obtaining a COVID-19 vaccine.

Aveanna Healthcare Holdings, Inc.

April 1, 2021

The Company is no longer incurring incremental Hero Pay and overtime costs in fiscal year 2021, and the Company expects costs associated with COVID-19 vaccination will end in the third quarter of fiscal year 2021. In addition, costs of COVID-19 relief pay have declined significantly in fiscal year 2021 and are not expected to be incurred subsequent to the third quarter of fiscal year 2021. However, the Company will continue to evaluate whether these costs continue to be incremental and nonrecurring in each subsequent filing based on the facts and circumstances.

Incremental PPE costs:

In response to the COVID-19 pandemic, the Company incurred significant incremental costs related to purchasing additional supplies of PPE, both in abnormally high quantities and at above-average prices due to demand, to ensure availability of PPE for the Company’s patients, caregivers, and support employees. Pricing has since stabilized and the Company expects such PPE usage to decline to normal levels by the end of the third quarter of fiscal year 2021. However, the Company will continue to evaluate whether these costs continue to be incremental and nonrecurring in each subsequent filing based on the facts and circumstances.

Costs of remote workforce enablement:

Costs of remote workforce enablement were largely one-time costs related to enabling the Company’s workforce to quickly and effectively transition to a remote working environment, while still supporting the Company’s front-line employees and caregivers. The Company did not incur remote workforce enablement costs after the fourth quarter of fiscal year 2020. However, the Company will continue to evaluate whether these costs continue to be incremental and nonrecurring in each subsequent filing based on the facts and circumstances.

Adult Home Health & Hospice Reimbursement, page 134

8.

We note your response to prior comment 20, including that your reference to cost containment initiatives was intended to focus on governmental and commercial payors primarily in the adult home care and hospice space. However, your disclosure on page 134 that the Medicare regulatory and reimbursement outlook is likely stable to positive for home health and hospice services over the next three to five years appears to relate to the adult home care and hospice space. Please reconcile such statements.

The Company respectfully acknowledges the Staff’s comment. Though cost containment initiatives are more prevalent among geriatric home health and hospice payers (such as traditional Medicare and commercial Medicare advantage plans), such initiatives are historically immaterial to the overall net reimbursement to the Company and do not impact the otherwise stable to positive Medicare reimbursement environment. The Company has added disclosure to this effect on page 140. Third party reports support

Aveanna Healthcare Holdings, Inc.

April 1, 2021

the Company’s position that Medicare reimbursement will experience positive inflationary rate increases. While cost containment initiatives factor in the Company’s overall reimbursement forecast, the materiality of any future initiatives are expected by the Company to be counterbalanced by the likely upward reimbursement trend for Medicare homecare and hospice providers that will keep pace with, and or, exceed inflation. Moreover, the Company believes its substantial investments in compliance protocols, people and compliance resources will allow the Company to (1) achieve better than average results in audits and similar billing integrity reviews and (2) navigate billing regulation changes. The Company expects its commitment to compliance will further minimize the impact of cost containment initiatives, such as audits.

If you have any questions or comments concerning this filing or require any additional information, please do not hesitate to call Drew M. Altman, Esq. at (305) 579-0589.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Drew M. Altman
Drew M. Altman, Esq.

cc: Shannon Drake, Esq., General Counsel and Chief Legal Officer